Exhibit 19.1
WILLIS LEASE FINANCE CORPORATION

INSIDER TRADING POLICY

The following is the insider trading policy of Willis Lease Finance Corporation (the “Company”) and outlines the procedures that all Company personnel must follow. This policy and procedure arises from our responsibilities as a public company. Failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the Company and can involve both civil and criminal penalties. It is important that you review our policy carefully. The insider trading policy provides as follows:

Definition of Insider: Reason for Policy

An “insider” is a person who possesses, or has access to, material information concerning the Company that has not been fully disclosed to the public (see below for a definition of “material information”). Insiders may be subject to criminal prosecution and/or civil liability for trading (purchase or sale) in the Company stock when they know material information concerning the Company that has not been fully disclosed to the public. Criminal prosecution for insider trading can and often does result in prison sentences for the violator. Civil actions may be brought by private plaintiffs or the Securities and Exchange Commission (“SEC”); the SEC is authorized by statute to seek a penalty in such actions of the profits made or losses avoided by the violator. Finally, in addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider, plus collect other damages.

Insider trading proscriptions are not limited to trading by the insider alone; it is also illegal to advise others to trade on the basis of undisclosed material information. Liability in such cases can extend both to the “tippee” – the person to whom the insider disclosed inside information - and to the “tipper,” the insider himself.

Finally, insider trading can cause a substantial loss of confidence in the Company and its stock on the part of the public and the securities markets. This could obviously have an adverse impact on the Company and its shareholders.

Applicability of Policy

This policy applies to all transactions in the Company stock by “insiders.” As a rule of thumb insiders are (1) members of the Board of Directors and officers of the Company, and (2) any employees of the Company and its subsidiaries, who know material information regarding the Company that has not been fully disclosed to the public. This policy also applies to the immediate families (defined as direct family living in the same household) of such insiders. A person can be an insider for a limited time with respect to certain material information even though he or she is not an officer or director. For example, a secretary who knows that a significant contract or order has just been received may be an insider with respect to that information until the news has been fully disclosed to the public.

Definition of Full Disclosure

Full disclosure to the public generally means a press release followed by publication in the print media, typically The Wall Street Journal. A speech to an audience, a TV or radio appearance or an article in an obscure magazine do not qualify as full disclosure. Full disclosure means that the securities markets have had the opportunity to digest the news. Generally, two to three business days following publication in The Wall Street Journal (or release to national wire services) is regarded as sufficient for dissemination and interpretation of material information.

Definition of Material Information

It is not possible to define all categories of material information. In general, information should be regarded as material if there is a likelihood that it would be considered important by an investor in making a decision regarding the purchase or sale of the Company stock. While it may be difficult under this standard to determine whether certain information is material, there are various categories of information that would almost always be regarded as material, such as information covering major contract approvals or rejections, major corporate partnering transactions, proposed acquisitions, unanticipated changes in the level of sales, orders or expenses, earnings announcements, significant pricing changes, proposed commencement or changes in dividends, planned stock splits, new equity or debt offerings, significant litigation developments, top management changes and similar matters. If any insider has questions as to the materiality of information, he or she should contact the General Counsel for clarification.

Further, any officer, director or employee who believes he or she would be regarded as an insider who is contemplating a transaction in the Company stock and who is unsure of the applicability of this policy must contact the General Counsel prior to executing the transaction to determine if he or she may properly proceed. Officers and directors should be particularly careful, since avoiding the appearance of engaging in stock transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information.

Any employee who has access to inside information on a regular basis (for example, receipt of monthly financial highlights) is well advised to utilize the same trading window defined below for officers and directors. Such an employee must check with the General Counsel before initiating a transaction in the Company stock.

Almost No Exceptions

There are almost no exceptions to the prohibition against insider trading. For example, it does not matter that the transactions in question may have been planned or committed to before the insider came into possession of the undisclosed material information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading.

As noted above, this policy applies to the immediate families of insiders. Although immediate family is narrowly defined, an employee should be especially careful with respect to family or to unrelated persons living in the same household.

Finally, remember that there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned SEC investigations and lawsuits.

Specific Procedures

1.Any officer, director, employee or other person associated with the Company who knows of any “material information” (see the definition above) concerning the Company that has not been disclosed to the public must refrain from trading (purchase or sale), and must refrain from advising others to trade, in the Company stock until the third business day after public disclosure of such information is made.

2.Any officer, director or employee who knows of any material information concerning the Company that has not been disclosed to the public must report such information promptly to the General Counsel.

3.Officers and directors may engage in a transaction (purchase or sale) in the Company stock only during the period commencing on the third business day after the day on which the Company’s financial results for any particular fiscal period has been released to the national wire services and ending thirty (30) calendar days later. The “window period” may be closed early or entirely if, in the judgment of the Company’s President, Chief Financial Officer or General Counsel, there exists undisclosed information that would make trading by officers or directors inappropriate.

4.Even within the “window period,” officers and directors who desire to buy or sell Company stock must consult in advance with the General Counsel to confirm that there is no undisclosed information that would make such a trade inappropriate.

5.Employees (other than officers and directors) may engage in a transaction (purchase or sale) in the Company stock at any time except between the date on which any material information that has not been disclosed to the public is in the possession of the employee and the close of business on the day after the day such information is publicly disclosed.

6.The only exceptions to the policy are set forth below. It does not matter that the “insider” may have decided to engage in a transaction before learning of the undisclosed material information or that delaying the transaction might result in economic loss. It is also irrelevant that publicly disclosed information about the Company might, even aside from the undisclosed material information, provide a substantial basis for engaging in the transaction. Officers, directors and employees simply cannot trade in the Company stock while in possession of undisclosed material information about the Company. The only exceptions to the policy are as follows:

a.Exercise of a stock option under the Company’s 1996 Stock Option/Stock Issuance Plan or Employee Stock Purchase Plan. Note that this exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option under such plans.

b.Non-employee directed purchases under the Company’s 401(k) Plan, if applicable.

c.Any transaction specifically approved in writing in advance by the General Counsel.

Violation of the laws against insider trading can result in both civil and criminal penalties and may result in termination of your employment by the Company. Therefore, please review the attached information carefully. If you have any questions, please contact the General Counsel.